UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

NOTIFICATION OF LATE FILING

(Check one)

[ ] Form 10K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For the period Ended:  June 30, 2003

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained therein.

If the notification relates to a portion of the filing checked above, identify the Items (s) to which the notification relates.

PART I -- REGISTRANT INFORMATION

Griffin Industries, Inc
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Full Name of the Registrant


---------------------------------
Former Name if Applicable


4766 South Holladay Blvd
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Address of Principal Executive Office (street and Number)


Holladay, Utah 84117
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City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed dues date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Issuer has experienced delays in getting the necessary information.

PART IV - OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification.

Nathan Drage                       (801)                             273-9300
---------------                    -----                             --------
(Name)                         (area code)                           (Number)


(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no identify report(s). yes[X] no [ ]

(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?   Yes[ ] no[X]

If so, attach an explanation for the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                              Griffin Industries Inc.
                    -------------------------------------------
                   (Name of Registrant as Specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: August 13, 2003                              By: /s/Landon Barretto
      ---------------                                  ------------------------
                                                          Landon Barretto
                                                          acting CEO